SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                                (Name of Issuer)

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                                 Michael S. Rome
                   Lazard Alternative Strategies Fund, L.L.C.
                              30 Rockefeller Plaza
                          New York, New York 10112-6300
                                 (212) 632-1584

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                October 24, 2005
                          As Amended November 21, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:  $ 90,000,000  (a) Amount of Filing Fee:  $ 10,593.50 (b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for Interests.

(b) Calculated at $117.70 per million of Transaction Valuation.

[  X  ]  Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $7,650.50
         Form or Registration No.:  005-78233
         Filing Party: Lazard Alternative Strategies Fund, L.L.C. Date Filed: October 24, 2005

[     ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[     ]  third-party tender offer subject to Rule 14d-1.

[  X  ]  issuer tender offer subject to Rule 13e-4.

[     ]  going-private transaction subject to Rule 13e-3.

[     ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer: [    ]

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

                  This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on October 24, 2005 by Lazard Alternative Strategies Fund, L.L.C. ("Company"), relating to the Company's offer ("Offer") to purchase up to $65,000,000 of limited liability company interests in the Company ("Interest" or "Interests" as the context requires) from members of the Company ("Members") at their net asset value (that is, the value of the Company's assets minus its liabilities, multiplied by the proportionate interest in the Company a Member desires to tender).

                  The purpose of this amendment is to notify Members about the:
(i) increase in the total dollar amount of the Offer; and (ii) extension of the Offer.

INCREASE IN TOTAL DOLLAR AMOUNT OF OFFER

                  Throughout the Statement and Exhibit B to the Statement (The Offer to Purchase), all references to the total dollar amount of the Offer, which was originally $65,000,000, shall be amended to be increased to $90,000,000.

EXTENSION OF OFFER

                  Throughout the Statement, Exhibit A to the Statement (Cover Letter to the Offer and Letter of Transmittal), Exhibit B to the Statement (The Offer to Purchase), Exhibit C to the Statement (Letter of Transmittal) and Exhibit D to the Statement (Notice of Withdrawal of Tender), all references to the expiration date of the Offer, which was originally Monday, November 21, 2005, shall be amended to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Monday, December 5, 2005. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Tuesday, December 20, 2005, assuming their Interest has not been accepted for purchase by the Company on or before that date. The net asset value of the Interests will be calculated on December 31, 2005.

EXHIBITS

                  Notice of this amendment in the form of the letter attached hereto as Exhibit 1 will be sent to Members who received The Offer to Purchase. Amended copies of the Form of Letter of Transmittal and Form of Notice of Withdrawal of Tender are attached hereto as Exhibits 2 and 3, respectively.

                  Except as amended herein, all other terms of the Statement filed on October 24, 2005 shall remain the same.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                Lazard Alternative Strategies Fund, L.L.C.

                                By:  Board of Managers


                                By:     /S/ MICHAEL S. ROME
                                        --------------------------------
                                        Name:  Michael S. Rome
                                        Title:    Manager

November 21, 2005

                                  EXHIBIT INDEX


EXHIBIT

1 Form of Letter from the Company to Members Relating to Amendment No. 1 of Schedule TO.

2    Form of Letter of Transmittal.

3    Form of Notice of Withdrawal of Tender.

                                    EXHIBIT 1

             FORM OF LETTER FROM THE COMPANY TO MEMBERS RELATING TO

                       AMENDMENT NO. 1 TO THE SCHEDULE TO



November 21, 2005

                  RE: Lazard Alternative Strategies Fund, L.L.C. (the "Company")

Dear Member:

                  We are writing to inform you of important information relating to the Company's offer ("Offer"), dated October 24, 2005, to purchase up to $65,000,000 of limited liability company interests in the Company ("Interest" or "Interests" as the context requires) from members of the Company ("Members") at their net asset value (that is, the value of the Company's assets minus its liabilities, multiplied by the proportionate interest in the Company a Member desires to tender).

                  The purpose of this letter is to notify Members about the: (i) increase in the total dollar amount of the Offer; and (ii) extension of the Offer.

INCREASE IN TOTAL DOLLAR AMOUNT OF OFFER

                  The Board has determined to increase the total dollar amount of the Offer, which was originally $65,000,000, to $90,000,000.

EXTENSION OF OFFER

                  On October 24, 2005, the Company notified Members of its Offer. The Offer was to remain open until 12:00 midnight, Eastern Time, on Monday, November 21, 2005, unless the Offer was extended. The Board has determined to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Monday, December 5, 2005. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Tuesday, December 20, 2005, assuming their Interest has not been accepted for purchase by the Company on or before that date. The net asset value of the Interests will be calculated on December 31, 2005.

OTHER INFORMATION

                  Should you wish to tender your Interest or a portion of your Interest for purchase by the Company during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than Monday, December 5, 2005. If you do not wish to sell your Interests, simply disregard this notice. No action is required if you do not wish to sell any portion of your Interest at this time. In the event you have already tendered your Interest or a portion of your Interest for purchase by the Company

                                      1-1
pursuant to the Offer, and do not wish to add to, or withdraw any portion of your tender, you do not need to take any action at this time.

                  All tenders of Interests must be received by the Company's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by Monday, December 5, 2005. Mail and fax instructions are included in the Letter of Transmittal.

                  Except as amended herein, all other terms of the Offer sent to you on October 24, 2005 shall remain the same.

                  Should you have any questions, please feel free to contact your Lazard Marketing Representative or Rose Marie Mottola at the Company's Administrator, PFPC Inc., at (800) 305-8016.


                                   Sincerely,

                                   /S/ MICHAEL S. ROME
                                  ---------------------------
                                   Michael S. Rome
                                   Manager
                                   Lazard Alternative Strategies Fund, L.L.C.

                                      1-2

                                    EXHIBIT 2

                              LETTER OF TRANSMITTAL

                                    Regarding
                                    Interests
                                       in

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

                         Tendered Pursuant to the Offer
                             Dated October 24, 2005
                          As Amended November 21, 2005



--------------------------------------------------------------------------------
                  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                   RECEIVED BY THE COMPANY BY, 12:00 MIDNIGHT,
                   EASTERN TIME, ON MONDAY, DECEMBER 5, 2005,
                          UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

        COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN BY MAIL OR FAX TO:

                                    PFPC Inc.
                              103 Bellevue Parkway
                              Wilmington, DE 19809

                        Attn: Tender Offer Administrator

                           For additional information:

                              Phone: (800) 305-0816

                               Fax: (302) 791-2790

                                      2-1

Ladies and Gentlemen:

                  The undersigned hereby tenders to Lazard Alternative Strategies Fund, L.L.C. (the "Company"), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the limited liability company interest in the Company ("Interest" or "Interests" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated October 24, 2005, as amended November 21, 2005 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE COMPANY TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

                  The undersigned hereby sells to the Company the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Company will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

                  The undersigned recognizes that under certain circumstances set forth in the Offer, the Company may not be required to purchase any of the Interests in the Company or portions thereof tendered hereby.

                  A promissory note for the purchase price will be mailed to the undersigned. The initial payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Company.

                  The promissory note will also reflect the contingent payment portion of the purchase price (the "Contingent Payment"), if any, as described in Section 6 of the Offer to Purchase. Any Contingent Payment of cash due pursuant to the promissory note will also be made by wire transfer of the funds to the undersigned's account. The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Company as of December 31, 2005 or, if the Offer is extended, approximately one month after the expiration date of the Offer, as described in Section 7 of the Offer to Purchase. The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Company's financial statements which is anticipated to be completed not later


                                      2-2
than 60 days after March 31, 2006, the Company's fiscal year end, and will be paid promptly thereafter.

                  All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

                                      2-3

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO: PFPC INC., 103 BELLEVUE PARKWAY, WILMINGTON, DE 19809, ATTN: TENDER OFFER ADMINISTRATOR. FOR ADDITIONAL INFORMATION: PHONE: (800) 305-0816 FAX: (302) 791-2790

PART 1.   NAME AND ADDRESS:

           Name of Member:
                                      ---------------------------------

           Social Security No.
           or Taxpayer
           Identification No.:
                                      ---------------------------------

           Telephone Number:          (            )
                                      ---------------------------------

PART 2.   AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE COMPANY BEING
          TENDERED:

            [   ]  Entire limited liability company interest.

            [   ]  Portion of limited liability company interest expressed as a specific dollar value. (A minimum interest with a value greater than: (a) $500,000, net of the incentive allocation, if any, or net of the tentative incentive allocation, if any;
                   or (b) the tentative incentive allocation, if any, must be maintained (the "Required Minimum Balance").)*

                                        $______________________

            [   ]  Portion of limited liability company interest in excess of the Required Minimum Balance.

                   *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Company may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

                                      2-4

PART 3.   PAYMENT.

         CASH PAYMENT

         Cash Payments shall be wire transferred to the following account:

                        ---------------------------------
                                  Name of Bank

                        ---------------------------------
                                 Address of Bank

                        ---------------------------------
                                   ABA Number

                        ---------------------------------
                                 Account Number

                        ---------------------------------
                        Name Under Which Account Is Held

         PROMISSORY NOTE

         The promissory note reflecting both the initial and contingent payment portion of the purchase price, if applicable, will be mailed directly to the undersigned to the address of the undersigned as maintained in the books and records of the Company.

                                      2-5

PART 4.     SIGNATURE(S).



------------------------------------------------------------ ---------------------------------------------------------

FOR INDIVIDUAL INVESTORS                                     FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------                         ------------------------------------
Signature                                                    Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
 ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Print Name of Investor                                       Signature
                                                             (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                              ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Joint Tenant Signature if necessary                          Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
 ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Print Name of Joint Tenant                                   Co-signatory if necessary
                                                             (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                              ON SUBSCRIPTION AGREEMENT)


                                                             ------------------------------------
                                                             Print Name and Title of Co-signatory

------------------------------------------------------------ ---------------------------------------------------------




Date:
         ---------------------------

                                      2-6

                                    EXHIBIT 3

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                             Dated October 24, 2005
                          As Amended November 21, 2005


--------------------------------------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
            RECEIVED BY THE COMPANY BY, 12:00 MIDNIGHT, EASTERN TIME,
           ON MONDAY, DECEMBER 5, 2005, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

          COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN OR DELIVER TO:

                                    PFPC Inc.
                              103 Bellevue Parkway
                              Wilmington, DE 19809

                        Attn: Tender Offer Administrator

                           For additional information:

                              Phone: (800) 305-0816

                               Fax: (302) 791-2790

                                      3-1

Ladies and Gentlemen:

                  The undersigned wishes to withdraw the tender of its limited liability company interest in Lazard Alternative Strategies Fund, L.L.C. (the "Company"), or the tender of a portion of such interest, for purchase by the Company that previously was submitted by the undersigned in a Letter of Transmittal dated _______________________.

This tender was in the amount of:

                 [   ]   Entire limited liability company interest.

                 [   ]   Portion of limited liability company interest
                         expressed as a specific dollar value.


                                  $___________________________

                 [   ]    Portion of limited liability company interest in
                          excess of the Required Minimum Balance.

                  The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Company (or portion of the interest) previously tendered will not be purchased by the Company upon expiration of the tender offer described above.


                                      3-2

SIGNATURE(S).




------------------------------------------------------------ ---------------------------------------------------------

FOR INDIVIDUAL INVESTORS                                     FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------                         ------------------------------------
Signature                                                    Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
 ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Print Name of Investor                                       Signature
                                                             (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                              ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Joint Tenant Signature if necessary                          Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
 ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Print Name of Joint Tenant                                   Co-signatory if necessary
                                                             (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                              ON SUBSCRIPTION AGREEMENT)


                                                             ------------------------------------
                                                             Print Name and Title of Co-signatory
------------------------------------------------------------ ---------------------------------------------------------



Date:
         ---------------------------


                                      3-3